Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-221904

$550,000,000

Service Corporation International

4.625% Senior Notes due 2027

Issuer:	Service Corporation International

Title of Securities:	4.625% Senior Notes due 2027

Distribution:	SEC Registered

Face:	$550,000,000

Gross Proceeds:	$550,000,000

Coupon:	4.625%

Final Maturity Date:	December 15, 2027

Offering Price:	100.000%

Yield to Maturity:	4.625%

Spread to Treasury (Spread to Worst):	+226 basis points

Benchmark Treasury:	UST 2.25% due November 15, 2027

Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15 of each year

First Interest Payment Date:	June 15, 2018

Optional Redemption:	Make-whole call at T+50 basis points prior to December 15, 2022, plus accrued and unpaid interest

Call Schedule:	On or after:	Price:

	December 15, 2022	102.313%
	December 15, 2023	101.542%
	December 15, 2024	100.771%
	December 15, 2025 and thereafter	100.000%

Change of Control:	Put at 101% of principal, plus accrued and unpaid interest

Trade Date:	December 5, 2017

Settlement Date:	December 12, 2017 (T+5)

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	817565CD4

ISIN:	US817565CD49

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	BBVA Securities Inc.
Scotia Capital (USA) Inc.

Lead Co-Managers:	U.S. Bancorp Investments, Inc.
MUFG Securities Americas Inc.
Regions Securities LLC
Fifth Third Securities, Inc.
PNC Capital Markets LLC

Changes from Preliminary Prospectus Supplement

1) Changes to the aggregate principal amount of notes offered

The aggregate principal amount of the notes to be issued in this offering has been increased from $525 million to $550 million. The additional net proceeds from this increase will be used to repay outstanding amounts under our Revolving Facility.

All consequential changes to reflect the increased amount of the offering and the use of proceeds thereof are hereby deemed to be made in the Preliminary Prospectus Supplement.

2) Change to the “Underwriting” section of the Preliminary Prospectus Supplement

The ninth paragraph in the “Underwriting” section of the Preliminary Prospectus Supplement is changed to read as follows:

It is expected that delivery of the notes will be made, against payment of the notes, on or about December 12, 2017, which will be the fifth business day in the United States following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (this settlement cycle being referred to as “T+2”), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the succeeding two business days, will be required, because the notes will settle within five business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the succeeding two business days should consult their own legal advisors.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free at (866) 803-9204.

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